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                             June 5, 2024

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Building B09, Intelligence Park No. 26
       Yongtaizhuang North Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed May 10, 2024
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed May 10, 2024

       General

   1. We note your response to prior comment 5. Please further elaborate on the following aspects of your
response:
                                                            the reasons for
adding the resale offering to the registration statement at this time. In this regard, your
response indicates that the number of shares being registered in the resale offering
compared to the number of shares being registered in the initial public offering was
determined based on "the number that the Selling Shareholders intend to register and
resell," but does not adequately address whether and why the resale offering is being
registered at the same time as the public offering. Explain in additional detail
why the company has elected to add a resale component rather than meet "the total
expressed interest in and demand for the Company's securities from
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
June 5, 2024
Page 2
           potential investors" solely through a traditional firm commitment underwritten offering;
             how and when the selling shareholders were selected to participate in the resale offering, including which party(ies) initiated contact regarding the potential transaction. Your response states that "the Sponsors...indicated to the Company about its intent to register and resell a portion of its shares," but it is unclear when and how this occurred; and
             why it was decided that the selling shareholders would not be subject to lock-up arrangements with respect to only the resale shares and whether the underwriter sought to have the selling shareholders subjected to such lock-up provisions. Your response indicates that you and the underwriters "agreed" to change the lock-up arrangements at the time the resale prospectus was filed; please expand to explain the underlying reasoning for such agreement, detail any negotiations that took place, and discuss why the availability of a set of resale shares three times the size of the primary offering for offer and sale into the market once trading commences does not create concern for the underwriters' ability to facilitate the creation of a public market.

       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
June 5, 2024 Page 2
cc:       Yang Ge, Esq.
FirstName LastName